For Immediate Release   **Contact:** Reid French
EVP, Corporate Development
(256) 730-2602
rfrench@ingr.com

Intergraph Reports First Quarter 2004 Results

HUNTSVILLE, Ala., April 28, 2004 – Intergraph Corporation <Nasdaq: INGR> today reported operating results for its first quarter ended March 31, 2004.

For the quarter, Intergraph reported revenue of $133.0 million, operating income of $8.2 million and net income of $136.0 million. Net income was $3.59 per share (diluted) and includes $203.1 million pre-tax intellectual property income, net of all fees and expenses, primarily from the March settlement with Intel.

The Company reported restructuring charges of $4.0 million in Q4 2003 and $0.8 million in Q1 2004. The Company believes a separate disclosure of the restructuring expenses for each business unit and in total gives a more comparative view of the current and prior quarterly results of operations and is therefore important information to the readers of this press release in evaluating and understanding the Company's results of operations.

(In millions)	Q1 2004	Q4 2003	Q1 2003	Q2 2004 forecast
Revenue	$133.0	$145.8	$120.6	$138.7
Income from operations before restructuring	$ 9.0	$ 5.9	$ 4.2	$ 6.5
Restructuring charges	$ 0.8	$ 4.0	$ ---	$ ---
Income from operations	$ 8.2	$ 2.0	$ 4.2	$ 6.5
Net income	$136.0(a)	$ 1.4	$ 8.1(a)	
(a) includes intellectual property settlement				

"I am pleased that Intergraph delivered solid operating results as all business units exceeded our previous guidance for the quarter," said Halsey Wise, Intergraph President & CEO. "Our efforts to focus on improved profitability helped to produce Intergraph's largest quarterly operating profit in twelve years. While I am pleased with these results, we will remain focused on operating performance over the coming quarters. While we expect variations in our quarterly results, we remain optimistic regarding our ability to bring our annual operating margins more in line with those of our peer group over time."

"Finally, I am pleased that we resolved our outstanding litigation with both Intel and Dell for $225 million during the quarter. We believe this settlement is a positive outcome."

Traditionally Intergraph's Q1 revenue has been lower than the previous Q4, and this remained true for all business units in Q1 2004. In comparison to Q4 2003, revenue declined 8.8% but income from operations increased by approximately $6.2 million. The Q1 2004 revenue decline was across all business units but especially in IMGS as a result of higher sales in the previous quarter to international government customers, the delivery of Digital Mapping Cameras from Z/I Imaging®, and milestone achievement in several long-term projects. The increase in operating income was primarily due to lower operating expenses, including lower restructuring expenses, and higher gross margins that more than offset the impact of the seasonal revenue decline.

In comparison to Q1 2003, income from operations almost doubled. This increase in operating income was due to approximately 10% higher revenues and higher gross margins, partially offset by higher operating expenses.

Total operating margin was 6.2% for the current quarter compared to 1.4% for Q4 2003 and 3.5% in Q1 2003. Excluding restructuring charges, total operating margin was 6.8% for the current quarter compared to 4.1% for Q4 2003 and 3.5% in Q1 2003. The increase is a result of management's efforts to reduce costs in late 2003 and early 2004, higher software content in revenues, and a better services margin in ISG.

Operating Expenses of $58.9 million for Q1 2004, including restructuring charges, were $8.1 million lower than Q4 2003 operating expenses, primarily due to less restructuring costs and the benefits in Q1 2004 from the restructuring completed in Q4 2003 in IMGS and Corporate and early Q1 2004 in PPO.

Currency Impact – Fluctuations in the value of the U.S. dollar in international markets had a significant impact on the Company's results of operations. Most international operations sell to customers and incur and pay operating expenses in local currencies. These local currency revenues and expenses are translated into U.S. dollars for reporting purposes. A weaker U.S. dollar increases the level of reported U.S. dollar orders and revenues, increases the dollar gross margin, and increases reported dollar operating expenses of the international subsidiaries. The Company estimates that the weakening of the U.S. dollar in its international markets, primarily in Europe, positively impacted revenue by approximately 6.2%, negatively impacted operating expenses by approximately 4.7% and improved its quarterly operating results by approximately $0.05 per share (diluted) in comparison to the first three months of 2003. In comparison to the quarter ended December 31, 2003, the Company estimates the weakening of the U.S. dollar positively impacted revenue by approximately 1.6%, negatively impacted operating expenses by approximately 1.2%, and improved its quarterly operating results by approximately $0.02 per share (diluted).

Total Other Income, Net for the quarter was $205.0 million, which is primarily composed of $203.1 million pre-tax intellectual property income, net of all fees and expenses associated with protecting and licensing the Company's intellectual property, including the March settlement with Intel. The balance is primarily interest income and exchange gains.

Income Tax Expense was $77.2 million for the quarter. The effective tax rate was approximately 36% for Q1 2004 and will fluctuate from quarter to quarter, depending on the jurisdictions in which taxable income is earned.

The **Balance Sheet** continues to reflect a strong financial position. Cash decreased from $265.8 million at December 31, 2003 to $250.5 million at March 31, 2004, due primarily to payments for legal fees and other IP-related expenses, tax payments, restructuring charges, and Dutch tender offer expenses.

Business Outlook
Information contained in this news release (including this Business Outlook) includes statements that are forward-looking as defined in Section 21E of the Securities Exchange Act of 1934. Readers are cautioned against placing undue reliance on any forward-looking statements. Please refer to the "Cautionary Note Regarding Forward-Looking Statements" at the end of this news release.

Commenting on the Q1 results, Wise said, "Our three phase operating plan of 'Now – Next – After Next' is progressing. We are pleased that many of the changes made in the 'Now' phase appear to be succeeding. First, our actions and focus have helped to improve our operating profit performance. Second, I am proud to report that the changes our Board has made since July 2003 relative to governance have resulted in a recent Institutional Shareholder Services (ISS) Corporate Governance Quotient score of 99.1 relative to the Russell 3000 Index. Finally, as we look ahead to the 'Next' phase, we are deeply involved in creating Intergraph's first strategic plan in many years. We will use the output of this plan to determine areas in which we may pursue growth."

Commenting on the Company's patent litigation and enforcement program, Wise stated, "We remain focused on the opportunities, as well as the challenges, that lie ahead. We are pleased with the Intel and AMD settlements, but are mindful that the conduct and ultimate outcome of complex litigation are rarely smooth or predictable."

Capitalization

The Company did not repurchase any of its common stock in Q1 2004. In Q4 2003 the Company repurchased 10 million shares of its common stock via a Dutch tender offer for $260 million. Total expenditures under the tender offer and repurchase program through March 31, 2004 have been $378 million. The Company has a $250 million open market repurchase plan with $135 million remaining that can be used to purchase stock in the future. The termination date for the current stock repurchase program is December 31, 2005.

Review of Intergraph's Core Businesses

Intergraph consists of four core business units – three focused on visualization software and the fourth focused on government IT services. Each core business unit is managed as a separate business. Therefore, the Company believes that providing details about each business unit is useful to investors.

Process, Power & Offshore (PPO)

(In millions)	Q1 2004	Q4 2003	Q1 2003	Q2 2004 forecast
Revenue	$33.7	$36.0	$30.5	$35.0
Income from operations before restructuring	$ 4.1	$ 3.5	$ 4.2	$ 5.0
Restructuring charges	$ 0.8	$ ---	$ ---	$ ---
Income from operations	$ 3.3	$ 3.5	$ 4.2	$ 5.0

Despite a revenue decline of 6.4% from Q4 2003, income from operations before restructuring increased 19% due primarily to savings associated with a restructuring completed in mid-January and lower operating expenses across the division. Including restructuring charges of

$0.8 million, income from operations was $3.3 million for the current quarter, a 5% decline over the prior quarter.

In comparison to Q1 2003, revenue increased 10.5% and income from operations before restructuring was relatively flat. The revenue increase was due primarily to shipbuilding maintenance revenue associated with our GRAD shipbuilding contract signed in April 2003 and increasing services and maintenance revenue from new products. Despite this revenue increase, income from operations before restructuring was relatively flat due primarily to higher R&D and sales & marketing expenses.

First quarter revenue remained strong in oil and gas (both on- and offshore) and in the pharmaceutical sector. We believe that current oil prices will stimulate emphasis on reliable operations and reduced maintenance cycles. Also, the Company believes higher oil prices could, in the longer term, stimulate additional investment in plant revamps and capacity extensions. We are also beginning to see some potential signs of recovery in the power sector, especially outside the U.S. It is anticipated that recovery of the U.S. markets will be slow.

Revenue increased in the Asia Pacific and European/Middle East/Africa regions compared to the first quarter last year, while the Americas region reported slightly lower revenue. For 2004, the Asia Pacific region is projected to be the strongest growth region. The division expects continued success in several new product offerings including SmartPlant® 3D and SmartPlant P&ID for plant design, IntelliShip™ for ship design and construction, MARIAN® for materials management, and SmartPlant Foundation for data management.

For Q2 of 2004, the division forecasts revenue of $35.0 million and operating profit of $5.0 million.

Intergraph Mapping and Geospatial Solutions (IMGS)

(In millions)	Q1 2004	Q4 2003	Q1 2003	Q2 2004 forecast	Backlog
Revenue	$52.0	$60.2	$46.8	$55.0	$74.8
Income (loss) from operations before restructuring	$ 3.7	$ 3.7	$ 0.2	$ 2.4	
Restructuring charges	$ ---	$ 1.6	$ ---	$ ---	
Income (loss) from operations	$ 3.7	$ 2.1	$ 0.2	$ 2.4	

In Q1 2004, IMGS revenue decreased 14% from the previous quarter while operating income was flat before considering restructuring charges taken in Q4 2003. This was primarily due to the combination of reduced operating expenses from the restructuring actions taken in 2003 and higher gross margins generated from increased software sales. More specifically, the reduction in revenue was due to higher sales in the previous quarter to international government customers, the delivery of Digital Mapping Cameras from Z/I Imaging, and milestones achieved in several long-term projects. In Q1 2004, revenue included the delivery of a large photogrammetric and mapping software order that drove higher gross margins. In addition, product development, sales and marketing, G&A and professional services cost reductions made in 2003 translated into lower overall expenses in Q1.

In comparison to Q1 2003, total revenue for the period increased by 11% and operating income increased by $3.5 million. The increase in revenue is primarily associated with the delivery of photogrammetric and mapping software products on a large, non-recurring order mentioned above and increased product and services volume on certain large projects. The associated improvement in operating income resulted from increased revenue volume and a more favorable revenue mix with higher margin software sales.

For Q2, IMGS is projecting an increase in revenue to $55 million with an operating income of $2.4 million. In this quarter, IMGS expects to make significant product deliveries related to a large non-recurring photogrammetric and mapping product order in current backlog. However, since the related products contain substantial third party content, the expected increase in revenue will not translate into correspondingly higher gross margins.

Ending backlog increased by $6.6 million (10%) in the first quarter to $74.8 million. The increase is primarily associated with the large non-recurring photogrammetric and mapping product order mentioned above.

Intergraph Solutions Group (ISG)

(*In millions*)	Q1 2004	Q4 2003	Q1 2003	Q2 2004 forecast	Backlog
Revenue	$30.1	$32.9	$27.5	$28.9	$61.9
Income from operations before restructuring	$ 3.8	$ 2.1	$ 1.1	$ 2.5	
Restructuring charges	$ ---	$ ---	$ ---	$ ---	
Income from operations	$ 3.8	$ 2.1	$ 1.1	$ 2.5	

For Q1 2004, ISG reported a 9% decrease in revenue compared to Q4 2003 and a $1.7 million (84%) increase in operating income. The decrease in revenue was due primarily to the nonrecurring Q4 2003 $4.0 million sale of low margin material on the U.S. Air Force Enhanced Technical Information Management System (ETIMS) contract. Services revenue on the ETIMS contract increased $3.0 million in Q1, of which $1.8 million was due to increased billable hours required to meet customer schedule requirements. The significant increase in operating income was due to a 22% increase in gross profit attributed to increased billable hours on the ETIMS contract, higher utilization rates as labor resources transitioned from unbillable to billable work, and fewer holiday hours.

In comparison to Q1 2003, total revenue increased 10% and operating income increased by $2.7 million. The revenue increase was due to the ETIMS contract and higher utilization rates as labor resources transitioned from unbillable to billable work, which were partly offset by a planned decline in legacy hardware maintenance revenue due to expiring contracts. The significant increase in operating income in comparison to Q1 2003 was due to a 32% increase in gross profit and a 12% decrease in operating expenses. The higher gross profit resulted from the increased billable hours on the ETIMS contract required to meet customer schedule requirements and higher utilization rates as labor resources transitioned from unbillable to billable work.

Total systems and services backlog decreased from $66.7 million to $61.9 million during the first quarter, reflecting continued performance on federal government contracts that are cyclically funded. ISG remains cautiously optimistic of ongoing strength in the federal government sector, specifically in the Department of Defense, Homeland Security and Force Protection markets. For Q2 2004, ISG is forecasting revenue of $28.9 million and operating income of $2.5 million. Revenue and operating income are expected to decline relative to Q1 2004 due to planned lower service revenue from the ETIMS contract and the end of performance on a subcontract from NASA. The Company anticipates these expected decreases in revenue will be partly offset by increased shipments of the Company's ruggedized systems.

Intergraph Public Safety (IPS)

(*In millions*)	Q1 2004	Q4 2003	Q1 2003	Q2 2004 forecast	Backlog
Revenue	$16.9	$17.2	$16.5	$18.4	$37.5
Income from operations before restructuring	$ 2.1	$ 3.8	$ 3.5	$ 2.3	
Restructuring charges	$ ---	$ ---	$ ---	$ ---	
Income from operations	$ 2.1	$ 3.8	$ 3.5	$ 2.3	

The 2004 plan for IPS is to grow orders substantially in order to increase revenue and operating profits in 2005 and beyond. To win more business, IPS has added sales, implementation, and R&D resources that have substantially increased costs.

For Q1 2004, IPS reported revenue slightly below Q4 2003 levels and income from operations that declined substantially from Q4 2003. The slight decrease in total revenues from Q4 2003 is primarily the result of lower maintenance revenues from a large upgrade in Australia that was completed in Q4 2003. Gross profits declined 11% as a result of more competitive pricing, cost growth on certain projects and higher headcount. Orders were $13.3 million in Q1 2004 – 138% higher than Q4 2003. In comparison to the first quarter of 2003, revenues increased slightly and income from operations declined by 40% due to a 33% increase in operating expenses as explained above. Orders were 33% higher than Q1 2003.

Since January 2004, IPS has signed new contracts in the U.S. and Canada ranging in size from $0.8 million to $2.5 million for both IPS's Computer Aided Dispatch and Records Management solutions. New customers in the U.S. are Sedgwick County, Kansas, Gilbert, Arizona, and Montgomery County Emergency Dispatch Services, Pennsylvania. The City of Regina, Saskatchewan becomes the fourth Canadian provincial capital to adopt the IPS solution. This increases the number of people in North America protected by IPS solutions by almost 1.5 million. Orders for significant upgrades were also received from existing IPS customers, including Toronto Police Services, Canada, and Fort Lauderdale, Florida. In Europe, the German Federal Police ordered additional systems for the next steps in their nationwide installation of a command and control infrastructure. The German Federal Police are responsible for border control; rail, airport and nuclear transport security; and other homeland security functions in Germany.

These and other new contracts helped increase backlog from $35.4 million to $37.5 million at March 31, 2004.

Corporate Holding Company

(In millions)	Q1 2004	Q4 2003	Q1 2003	Q2 2004 forecast
Revenue	$ 2.8	$ 3.4	$ 3.5	$ 2.7
Income (loss) from operations before restructuring	$(4.7)	$(7.1)	$(4.7)	$(5.7)
Restructuring charges	$ ---	$ 2.4	$ ---	$ ---
Income (loss) from operations	$(4.7)	$(9.5)	$(4.7)	$(5.7)

The corporate holding company reports revenues and costs including:

- Oversight costs associated with the offices of CEO, CFO, Treasurer, Strategic Planning, General Counsel, Corporate Marketing, the Board of Directors, internal and external audit, and other costs that are directly the result of Intergraph being a publicly held company.

- Revenues and costs for Teranetix™ (a provider of commercial repair and logistics services) and international hardware maintenance.
- Residual costs of exiting the hardware business, including management of warranty reserves and a repair depot.

The loss in the holding company decreased $4.8 million from Q4 2003 to Q1 2004 due to the Company's restructuring efforts in Q4 2003 and the expiration of its hardware warranty obligations. The loss in the holding company was flat from Q1 2003 to Q1 2004 due to higher legal expenses in Q1 2004 that offset expense reductions in Corporate since Q1 2003.

Intellectual Property (IP)

The Company has intellectual property that is used in a variety of industries, including computers, consumer electronics, telecommunications, and electronics design. The Company defends the value of its intellectual property (IP) portfolio through licensing and litigation. The Company remains actively engaged in licensing discussions, as well as patent litigation, with several companies. All income and expenses associated with the IP portfolio, including legal expenses, are classified and reported in the Other Income (Expense) section of the income statement.

Intel Litigation: On July 29, 2001, the Company filed a patent infringement case against Intel Corporation in the U.S. District Court for the Eastern District of Texas. The Texas case pertained to the Company's parallel instruction computing (PIC) patents and went to trial on July 2, 2002. On March 29, 2004, the Company resolved its dispute with Intel Corporation regarding its PIC patents, and both parties agreed to dismiss all outstanding patent infringement claims and lawsuits against each other. Per the terms of the settlement agreement, Intel Corporation paid the Company $125 million on April 5, 2004 and will pay an additional $100 million in four quarterly installments over the following year. In addition, the Company will grant Dell certain licenses to its patents and has agreed to dismiss its separate pending litigation against Dell in the OEM case.

OEM Litigation: On December 16, 2002, the Company filed a patent infringement action against Dell, Gateway and Hewlett-Packard/Compaq (HP) in the U.S. District Court for the Eastern District of Texas. The Company's complaint alleges that products from the three computer vendors infringe U.S. Patent Numbers 4,899,275 and 4,933,835 and 5,091,846. These computer system-level patents relate to memory management technology. Per the terms of the March 29, 2004 settlement agreement with Intel Corporation, the Company has agreed to dismiss its separate pending litigation in the OEM action against Dell. The OEM action against the remaining defendants, Gateway and HP, seeks an unspecified amount of damages for past infringement. HP and Gateway have asserted various defenses, pre-trial motions and countersuits against the Company. The Court has scheduled the Markman hearing for May 7, 2004, and has set the OEM case for trial on August 2, 2004.

On May 28, 2003, HP filed a patent countersuit against the Company in the Northern District of California. HP also asked the Texas court to transfer the OEM case to the Northern District of California for consolidation with HP's countersuit. The Texas court denied HP's motion to transfer the Texas OEM case to California. HP's countersuit did not specify any accused infringing products or resulting damages, and was initially dismissed as legally defective. HP has since filed a corrected amended complaint asserting four separate patents against a variety of Intergraph products, including SmartPlant 3D, IntelliShip, SmartPlant, SmartSketch®, I/Mobile TC, and IntelliWhere™. The Company has filed a motion to have HP's California countersuit transferred to the Northern District of Alabama. The California court has not yet ruled on the Company's motion to transfer. The Company has not determined what impact, if any, HP's countersuit may have on the Company's operations and cash flows. The Company will vigorously defend against HP's countersuit.

HP has also filed an amended answer and counterclaim in the Texas case, which alleges that Intergraph's patent assertions are a violation of the Sherman Antitrust Act. The Company has filed a motion to dismiss HP's antitrust counterclaims as a matter of law. The Texas court has not yet ruled on Intergraph's motion to dismiss. The Company believes HP's antitrust counterclaim to be without merit and will vigorously defend the same.

On April 1, 2004, HP filed a patent countersuit against the Company in Mannheim, Germany. HP's German suit accuses the Company's SmartPlant 3D products of infringing two foreign patents related to the automated dimensioning technology asserted in HP's California countersuit.

On April 19, 2004, HP filed three separate legal actions against the Company. HP filed a patent infringement action in Delaware and in the Eastern District of Texas. The Delaware action accuses the Company's Z/I Imaging digital camera of infringing a patent related to scanning technology. The new Texas case accuses the Company's SmartPlant 3D, Intelliship, SmartPlant Offshore and SmartSketch products of infringing a patent related to dimensional conversions in computer-aided design software. HP also filed an action in the German patent office to invalidate our foreign Clipper patents.

The Company is evaluating HP's latest filings, but plans to vigorously defend against the same.

Advanced Micro Devices (AMD) Litigation: On January 15, 2004, Advanced Micro Devices (AMD) filed a Declaratory Judgment Act (DJA) patent action against the Company in the Northern District of California. AMD asserted that the Company's family of "Clipper" patents (U.S. Patent Nos. 4,860,192, 4,884,197, 4,899,275, 4,933,835 and 5,091,846) are either invalid or not infringed by AMD's microprocessor products. On April 9, 2004, AMD agreed to settle its patent lawsuit against the Company and to take a license to the Company's Clipper patents. Under the terms of this license, AMD will pay the Company $10 million by May 7, 2004 and will make additional cash payments equal to 2% of the AMD Computation Product Group's pre-tax operating profits, if any, for the 2005 through 2007 calendar years, subject to a limit of $5 million per year.

Conference Call and Webcast

Intergraph will provide an online, real-time Webcast and rebroadcast of the first quarter conference call to be held Thursday, April 29, 2004, at 11:00 a.m. (Eastern time). The live broadcast will be available online at www.intergraph.com/investors. Listeners will be asked to pre-register and should plan to visit this Web page a few minutes before the broadcast begins. The replay will be available shortly after the conference call ends and is expected to remain available online until April 30, 2005. In addition, the replay can be heard by telephone any time before the close of business May 29, 2004. Call 1-800-285-0609 and refer to reservation #3008612.

Statements and comments made during the conference calls that are not solely historical in nature are "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially and adversely. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that our projected results expressed or implied therein will not be realized.

Intergraph Corporation
Consolidated Balance Sheets (Unaudited)

	March 31, 2004	December 31, 2003
(in thousands)		
Assets		
Cash and cash equivalents	$250,504	$265,782
Accounts receivable, net	146,340	150,927
Inventories, net	15,459	15,443
Other current assets	237,599	37,673
Total current assets	649,902	469,825
Investments in affiliates	9,499	9,499
Capitalized software development costs, net	28,839	29,520
Other assets, net	37,504	12,500
Property, plant, and equipment, net	51,845	51,099
Total Assets	$777,589	$572,443
Liabilities and Shareholders' Equity		
Trade accounts payable	$ 17,249	$ 23,052
Accrued compensation	32,663	38,781
Other accrued expenses	49,707	40,855
Billings in excess of sales	49,532	48,711
Income taxes payable	98,700	27,177
Total current liabilities	247,851	178,576
Deferred income taxes and other noncurrent liabilities	14,651	14,013
Total shareholders' equity	515,087	379,854
Total Liabilities and Shareholders' Equity	$777,589	$572,443

Intergraph Corporation
Consolidated Statements of Operations (Unaudited)

	Quarter Ended March 31,	
	2004	2003
(in thousands, except per share amounts)		
Revenues		
Systems	$ 70,379	$ 70,406
Maintenance	33,003	30,057
Services	29,587	20,090
Total revenues	132,969	120,553
Cost of Revenues		
Systems	34,347	36,460
Maintenance	10,484	12,296
Services	21,027	15,196
Total cost of revenues	65,858	63,952
Gross profit	67,111	56,601
Product development	14,564	11,872
Sales and marketing	26,081	24,677
General and administrative	17,461	15,817
Restructuring charges	826	---
Income from operations	8,179	4,235
Intellectual property income, net	203,060	5,330
Gains on sales of assets	---	1,220
Interest income	881	1,923
Other income (expense), net	1,072	(43)
Total other income (expense)	205,013	8,430
Income before income taxes	213,192	12,665
Income tax expense	(77,200)	(4,550)
Net income	$ 135,992	$ 8,115
Earnings per share:		
Basic	$ 3.75	$ 0.18
Diluted	$ 3.59	$ 0.17
Weighted average shares outstanding:		
Basic	36,268	46,200
Diluted	37,843	48,408
Systems orders	$ 73,000	$ 87,000
Services orders	$ 43,300	$ 17,200

Intergraph Corporation
Business Unit Information (Unaudited)

	Quarter Ended March 31, 2004	
	Total Revenues	Operating Income (Loss)
(in thousands)		
PPO	$ 33,730	$ 3,313
IMGS	52,014	3,666
ISG	30,095	3,831
IPS	16,932	2,096
Corporate	2,841	(4,727)
Eliminations	(2,643)	---
Total Company	$132,969	$ 8,179

Cautionary note regarding forward-looking statements

This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, the business outlook of Intergraph Corporation (the "Company"), projections about revenues, operating income levels, margins, and market conditions and their anticipated impact on the Company and its vertical business segments; expectations regarding Intergraph's various ongoing litigation proceedings; expectations regarding future results and cash flows; information regarding the development, timing of introduction, and performance of new products; and any statements of the plans, strategies, and objectives of management for future operations. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes or rulings in our ongoing efforts to protect our intellectual property, including the Company's claims against certain original equipment manufacturers, including Gateway Inc.™ and Hewlett-Packard Co.™ or their countersuits against the Company, and other ongoing and potential litigation and patent enforcement efforts, the ability, timing, and costs (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights; potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); material changes with respect to our business, litigation prospects, or the securities markets (including the market for Intergraph common stock); risks associated with doing business internationally (including foreign currency fluctuations); worldwide political and economic conditions and changes; the ability to attract or retain key personnel; increased competition; rapid technological change; unanticipated changes in customer requirements; the ability to access the technology necessary to compete in the markets served; risks associated with various ongoing litigation proceedings; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission.

Intergraph Background Information

Intergraph Corporation is a pioneer of computer graphics software and services in the commercial and government sectors. Founded in 1969, we have delivered numerous innovations in interactive graphics solutions. Today, we help our customers organize complex data into understandable visual representations, enabling them to make better and faster operational decisions. They create intelligent maps, manage assets and infrastructure, build and operate plants and ships, and dispatch emergency services to those in need.

Headquartered in Huntsville, Alabama, Intergraph employs more than 3,000 professionals and has operations in more than 60 countries. The Company's intellectual property division manages Intergraph's portfolio of intellectual property, including patents, copyrights, and trademarks. The Company has more than $500 million in revenue and trades on the NASDAQ market under the symbol INGR. More information can be found at www.intergraph.com.

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